Exhibit 23

December 31, 2012

The Board of Directors

c/o Mr. Sandeep Mathrani

Chief Executive Officer

General Growth Properties, Inc.

110 N. Wacker Dr.

Chicago, IL 60606

To the Board of Directors of General Growth Properties:

Reference is made to that certain Standstill Agreement, dated as of November 9, 2010 (the “Standstill Agreement”), by and among General Growth Properties, Inc. (the “Company”), Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP and certain other entities affiliated with Brookfield Asset Management Inc. (“BAM”) who have entered into joinders to the Standstill Agreement (collectively, the “Brookfield Investors”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Standstill Agreement.

WHEREAS, BAM is prepared to provide this undertaking to the Company in considerations of the undertakings of Pershing Square Capital Management, L.P. and certain of its affiliates (together, “Pershing Square”) contained in the letter of even date herewith from Pershing Square to BAM (the “Pershing Square Undertaking”) and in connection therewith to purchase warrants to acquire shares of common stock of the Company from Pershing Square as contemplated by that certain warrant purchase agreement, dated as of the date hereof (the “Warrant Purchase Agreement”), by and among BW Purchaser, LLC and Pershing Square.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein and in the Warrant Purchase Agreement and the Pershing Square Undertaking, BAM hereby undertakes as follows:

1. For a period of four years from the date hereof, in connection with any stockholder vote to consider and act upon a Change of Control that the Board (including a majority of the Continuing Directors) has recommended that the stockholders of the Company approve, notwithstanding the Brookfield Investors’ right to vote shares of Common Stock that they Beneficially Own against or in favor of such transaction in their sole discretion, that if the Brookfield Investors (taken as a whole) Beneficially Own and are entitled to vote shares of Common Stock in connection with such stockholder vote that represent more than 38.2% (the “COC Voting Cap”) of the then-outstanding Common Stock entitled to vote at such meeting (without giving effect to the exercise or conversion of any Share Equivalents whether owned by a Brookfield Investor or any other Person) then, with respect to any such shares of Common Stock in excess of the COC Voting Cap, the Brookfield Investors shall vote (or, as the case may be, abstain from voting) such excess in proportion to the aggregate number of shares of Common Stock that (A) are properly voted in favor of such Change of Control, (B) are properly voted against such Change of Control and (C) that are entitled to vote and do not vote in favor of or against such Change of Control, in each case by the stockholders entitled to vote in such stockholder vote other than shares of Common Stock Beneficially Owned by the Brookfield Investors. For the purposes of this paragraph, a “Continuing Director” means a member of the Board who (i) is not a proposed or contemplated party (or a representative or nominee thereof) to the Change of Control that is the subject of such stockholder vote and (ii) either (A) was a member of the Board on the date hereof or (B) thereafter became a member of the Board and whose nomination for election or election to the Board was recommended or approved by a majority of the Continuing Directors then on the Board.

2. For a period of four years from the date hereof, to the extent that the Company makes any public offer to acquire shares of Common Stock from its stockholders, to cause the Brookfield Investors to participate in any such sales to the Company on a pro rata basis to the extent that the failure of the Brookfield Investors to participate in such sales to the Company would result in the Brookfield Investors Economically Owning in the aggregate a percentage of the then-outstanding Common Stock on a Fully Diluted Basis that is greater than the Ownership Cap.

3. For a period of four years from the date hereof, that it shall cause the Brookfield Investors to not to participate in any dividend reinvestment plan with respect to Common Stock unless the Board, upon the unanimous consent of the members of the Board, requests the Brookfield Investors to participate in any such dividend reinvestment plan with respect to Common Stock, in which case the Brookfield Investors shall be entitled to, but shall not be required to, so participate.

BAM acknowledges that General Growth will rely on the foregoing undertaking. If the foregoing undertaking were not to be performed as required by its specific terms or were to be otherwise breached, irreparable damage will occur to General Growth, no adequate remedy at law would exist and damages would be difficult to determine. In such circumstances, General Growth shall be entitled to an injunction or injunctions to prevent breaches, and to specific performance of the terms, of the undertaking without posting any bond and without proving that monetary damages would be inadequate, in addition to any other remedy at law or equity. BAM agrees not to oppose, argue, contend or otherwise to raise as a defense that an adequate remedy at law exists or that specific performance or equitable or injunctive relief is inappropriate or unavailable.

[Signature page follows]

Very truly yours,

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Cyrus Madon
Name: Cyrus Madon Title: Senior Managing Partner

[Undertaking to General Growth Properties, Inc.]